  Search



Message   More...

AD3I Systems Inc

Harvard Business School

Ravi Koltur

Founder at AD3I Systems Inc

Greater New York City Area · 500+ connections · **Contact info**

About

Technology executive, entrepreneur and architect with exceptional knowledge of insurance, financial services and information technology.
... see more

Experience



Founder
AD3I Systems Inc
May 2009 – Present · 10 yrs 5 mos

Involved in architecture of cutting edge products and delivering solutions and services.

Product Architect
FAST Technology
2010 – 2011 · 1 yr

Senior Manager
Accenture
2007 – May 2009 · 2 yrs



Founder
Surav Systems Inc
Jun 2004 – Mar 2007 · 2 yrs 10 mos

Software Analyst
NaviSys
Nov 1998 – Jun 2004 · 5 yrs 8 mos

Show 2 more experiences ⌄

Education

Harvard Business School
Senior Executive Leadership Program, Business Administration and Management, General
2017 – 2018

Indian Institute of Technology, Madras
MT, Management
1994 – 1996

 Search

Try Premium Free
for 1 Month

Kakatiya University
B.Tech
1990 – 1994

B.Tech

Skills & Endorsements

SDLC · 33

Endorsed by **Surya Sripada, who is highly skilled at this**

Requirements Analysis · 31

Endorsed by **Durlabh Jain, who is highly skilled at this**

Endorsed by **4 of Ravi's colleagues at AD3I Systems Inc**

Software Project Management · 30

Endorsed by **Surya Challa and 1 other who is highly skilled at this**

Endorsed by **5 of Ravi's colleagues at AD3I Systems Inc**

Show more ⌄







